Exhibit 99.1

November 3, 2025

Biodexa Announces Approval of CTA in Europe for Phase 3 Serenta Trial in FAP

First European patient expected to be enrolled in 4Q 2025

Addressable US - European Market Put at $7 Billion

Biodexa Pharmaceuticals PLC (“Biodexa” or “the Company”), (Nasdaq: BDRX), a clinical stage biopharmaceutical company developing a pipeline of innovative products for the treatment of diseases with unmet medical needs, announced the approval of a Clinical Trial Application (CTA) by the European Medicines Agency (EMA) of its pivotal Phase 3 Serenta trial in patients with familial adenomatous polyposis (FAP), a mostly inherited disease that, if left untreated, almost always leads to colorectal cancer. The only current treatment option is sequential resection of much of the gastrointestinal tract.

A CTA is the formal regulatory submission required to obtain approval to begin a clinical trial in Europe and is similar to the Investigational New Drug (IND) application process in the United States. The CTA permits the Serenta trial to proceed in Europe, initially covering clinical sites in Denmark, Germany, Netherlands and Spain with Italy expected to be added in due course.

The U.S. component of the trial enrolled its first patient in mid-August 2025.

Commenting, Dr Gary Shangold, Chief Medical Officer of Biodexa, said “Approval of our CTA by EMA is the latest in a series of important milestones for our eRapa Phase 3 program in FAP. We expect to accelerate recruitment by opening sites initially in four European countries. Thanks to the combined efforts of our team, our collaborators at Emtora Biosciences and our European CRO, Precision for Medicine”.

“The opening of our Phase 3 program in FAP in Europe further advances our potential to be the first mover in a $7Bn addressable market,” noted Stephen Stamp, Biodexa’s CEO and CFO. An approved pharmaceutical treatment for FAP is long overdue. Our goal for eRapa is to meet that need with a treatment that provides FAP sufferers a better quality of life and substantially reduces or eliminates their need for repetitive surgeries.”

The Serenta trial (NCT06950385) is a randomized, double-blind, placebo-controlled Phase 3 registrational study designed to evaluate the safety and efficacy of eRapa in patients diagnosed with FAP. Multiple sites in the US are actively screening eligible participants. It is expected that 168 patients will be recruited into the trial randomized 2:1 drug: placebo.

For more information about the Serenta trial, including eligibility criteria and specific site location, please visit https://serentatrial.com/.

About FAP

Familial adenomatous polyposis is a rare, inherited disorder characterized by the development of hundreds to thousands of colorectal polyps and a near-100% lifetime risk of colorectal cancer if left untreated. There is a significant unmet need for effective, less invasive therapies for FAP patients. FAP is characterized as a proliferation of polyps in the colon and/or rectum, usually occurring in mid-teens. There is no approved therapeutic option for treating FAP patients, for whom active surveillance and surgical resection of the colon and/or rectum remain the standard of care. If untreated, FAP typically leads to cancer of the colon and/or rectum. There is a significant hereditary component to FAP with a reported prevalence of one in 5,000 to 10,000 in the US1 and one in 11,300 to 37,600 in Europe2. Importantly, mTOR has been shown to be over-expressed in FAP polyps – thereby underscoring the rationale for using an mTOR inhibitor like eRapa to treat FAP.

About eRapa

eRapa is a proprietary oral capsule formulation of rapamycin, also known as sirolimus. Rapamycin is an mTOR (mammalian Target Of Rapamycin) inhibitor. mTOR has been shown to have a significant role in the signalling pathway that regulates cellular metabolism, growth and proliferation and is activated during tumorgenesis3. Rapamycin is approved in the US for organ rejection in renal transplantation as Rapamune®. Through the use of nanotechnology and pH sensitive polymers, eRapa is designed to address the poor bioavailability, variable pharmacokinetics and toxicity generally associated with the currently available forms of rapamycin. eRapa is protected by a number of issued patents which extend through 2035, with other pending applications potentially providing further protection beyond 2035.

1.       www.rarediseases.org

2.       www.orpha.net

3.       Tian et al., mTOR Signaling in Cancer and mTOR Inhibitors in Solid Tumor Targeting Therapy, Int J Mol Sci. 2019 Feb; 20(3): 755

For more information, please contact:

Biodexa Pharmaceuticals PLC
Stephen Stamp, CEO, CFO Gary Shangold, CMO
Tel: +44 (0)29 20480 180
www.biodexapharma.com

About Biodexa Pharmaceuticals PLC

Biodexa Pharmaceuticals PLC (listed on NASDAQ: BDRX) is a clinical stage biopharmaceutical company developing a pipeline of innovative products for the treatment of diseases with unmet medical needs. The Company’s lead development programs include eRapa, under development for Familial Adenomatous Polyposis and Non-Muscle Invasive Bladder Cancer; tolimidone, under development for the treatment of type 1 diabetes; and MTX110, which is being studied in aggressive rare/orphan brain cancer indications.

eRapa is a proprietary oral capsule formulation of rapamycin, also known as sirolimus. Rapamycin is an mTOR (mammalian Target Of Rapamycin) inhibitor. mTOR has been shown to have a significant role in the signalling pathway that regulates cellular metabolism, growth and proliferation and is activated during tumorigenesis.

Tolimidone is an orally delivered, potent and selective inhibitor of Lyn kinase. Lyn is a member of the Src family of protein tyrosine kinases, which is mainly expressed in hematopoietic cells, in neural tissues, liver, and adipose tissue. Tolimidone demonstrates glycaemic control via insulin sensitization in animal models of diabetes and has the potential to become a first in class blood glucose modulating agent.

MTX110 is a solubilized formulation of the histone deacetylase (HDAC) inhibitor, panobinostat. This proprietary formulation enables delivery of the product via convection-enhanced delivery (CED) at chemotherapeutic doses directly to the site of the tumor, by-passing the blood-brain barrier and potentially avoiding systemic toxicity.

Biodexa is supported by three proprietary drug delivery technologies focused on improving the bio-delivery and bio-distribution of medicines. Biodexa’s headquarters and R&D facility is in Cardiff, UK. For more information visit www.biodexapharma.com.

Forward-Looking Statements

Certain statements in this announcement may constitute “forward-looking statements” within the meaning of legislation in the United Kingdom and/or United States. Such statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are based on management’s belief or interpretation. All statements contained in this announcement that do not relate to matters of historical fact should be considered forward-looking statements. In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved.” Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of the Company to control or predict, that may cause their actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein.

Reference should be made to those documents that Biodexa shall file from time to time or announcements that may be made by Biodexa in accordance with the rules and regulations promulgated by the SEC, which contain and identify other important factors that could cause actual results to differ materially from those contained in any projections or forward-looking statements. These forward-looking statements speak only as of the date of this announcement. All subsequent written and oral forward-looking statements by or concerning Biodexa are expressly qualified in their entirety by the cautionary statements above. Except as may be required under relevant laws in the United States, Biodexa does not undertake any obligation to publicly update or revise any forward-looking statements because of new information, future events or events otherwise arising.